UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.
November 12, 2008
	By:	/s/ David Skinner
David Skinner
Vice President, General Counsel and Corporate Secretary

Bellus
HEALTH

Quarterly Report

THIRD QUARTER
ENDED SEPTEMBER 30

2008

Management’s Discussion and Analysis for the Three and Nine-Month Periods Ended September 30, 2008
BELLUS Health Inc., formerly known as Neurochem Inc., (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbols of the Company are BLUS (NASDAQ) and BLU (TSX).
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the three- and nine-month periods ended September 30, 2008, compared with the three- and nine-month periods ended September 30, 2007. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the periods ended September 30, 2008, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2007, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice which can be found at the end of this MD&A. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified. This MD&A was prepared by Management with information available as at November 10, 2008.
Results of operations
For the three-month period ended September 30, 2008, the net loss amounted to $11,095,000 ($0.22 per share), compared to $13,889,000 ($0.29 per share) for the corresponding period the previous year. For the nine-month period ended September 30, 2008, the net loss amounted to $36,703,000 ($0.74 per share), compared to $65,389,000 ($1.54 per share) for the same period last year. The net loss for nine-month period ended September 30, 2007, included a non-cash accretion expense under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes issued in May 2007.
Net sales amounted to $153,000 for the current quarter and nine-month period and represent the initial sales of VIVIMINDTM, the Company’s first natural health brand launched in Canada and on the Internet on September 2, 2008. VIVIMINDTM, to protect memory function, is based on the naturally occurring ingredient, homotaurine, found in certain seaweed. Targeted at healthy baby boomers, this patented natural health brand is expected to address a largely underserved self-care market by providing a scientific, evidence-based health solution. VIVIMINDTM is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis of the North American Phase III clinical trial of homotaurine (VIVIMINDTM) involving 1,052 Alzheimer’s disease (AD) patients showed a positive impact on cognitive function and anatomically it helped to reduce the volume loss of an important area of the brain responsible for memory. VIVIMINDTM is commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health. The Company’s strategy includes revenue generation in the short-to-medium-term through the sale of natural health products and in the medium-to-long-term through development of a pipeline of pharmaceutical products.
Revenue from collaboration agreement amounted to nil for the current quarter ($205,000 for the nine-month period), compared to $228,000 for the same period the previous year ($913,000 for the nine-month period). This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The Company expects to file the Investigational New Drug application (IND) in the fourth quarter of 2008, with approximately 190 patients to be followed for a period of 24 months. As part of the decision, the Company withdrew its marketing applications for eprodisate (KIACTA™) in the US, the European Union and Switzerland. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the second quarter of 2008, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.
Reimbursable costs revenue amounted to nil for the current quarter ($69,000 for the nine-month period), compared to $73,000 for the same period the previous year ($332,000 for the nine-month period), and , which for the current nine-month period and the comparative periods the previous year, consisted of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. As the Company regained full ownership of this program from Centocor, these costs are no longer reimbursable by Centocor.
Research and development expenses, before research tax credits and grants, amounted to $5,208,000 for the current quarter ($21,111,000 for the nine-month period), compared to $11,964,000 for the same period the previous year ($43,533,000 for the nine-month period). The decrease in the current periods compared to the same periods the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of AD, following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program.
The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain other features of metabolic syndrome. A Phase II clinical trial in diabetic patients was initiated in Canada and patient recruitment and randomization commenced during the second quarter of 2008. The study is a randomized 26-week, double-blind, placebo-controlled study. Interim results are anticipated in early 2009. Results from a validated rat model of diabetes and metabolic syndrome have demonstrated that NC-503 decreases glycemic levels in obese diabetic Zucker rats, when compared to the control group, while preserving 40% more pancreatic islet cells ( insulin secreting cells) as compared to the control group, and showed some protective effect on renal function.
Research tax credits and grants amounted to $264,000 for the current quarter ($1,128,000 for the nine-month period), compared to $434,000 for the corresponding period the previous year ($1,434,000 for the nine-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current periods which are eligible for refundable tax credits.

General and administrative expenses totaled $2,987,000 for the current quarter ($8,513,000 for the nine-month period), compared to $2,559,000 for the same quarter the previous year ($9,184,000 for the nine-month period). The increase in the quarter is mainly due to expenses incurred in relation to the Company’s natural health product activities.
Selling and marketing expenses amounted to $1,424,000 for the current quarter ($3,459,000 for the nine-month period) and represent expenses incurred in relation to the commercialization of the Company’s natural health brand, VIVIMINDTM, which was launched during the current quarter.
Reimbursable costs amounted to nil for the current quarter ($69,000 for the nine-month period), compared to $73,000 for the same period the previous year ($332,000 for the nine-month period), and, which for the current nine-month period and the comparative periods the previous year, consisted of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor. As the Company regained full ownership of this program from Centocor, these costs are no longer reimbursable by Centocor.
Stock-based compensation amounted to $439,000 for the current quarter ($2,298,000 for the nine-month period), compared to $998,000 for the corresponding quarter the previous year ($2,854,000 for the nine-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is mainly due to cancellation of stock options as well as adjustments in relation to forfeitures of stock options during the current quarter.
Interest income amounted to $145,000 for the current quarter ($856,000 for the nine-month period), compared to $1,021,000 for the same quarter the previous year ($2,585,000 for the nine-month period). The decrease is mainly attributable to lower average cash balances and lower interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $1,243,000 for the current quarter ($3,675,000 for the nine-month period), compared to $1,452,000 for the same quarter the previous year ($14,568,000 for the nine-month period). Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months, 54 months and 1 month, respectively. The decrease in the current nine-month period, compared to the same period the previous year is mainly due to accretion expenses of $10,430,000 recorded during the second quarter of 2007 on the Junior Notes, which were fully converted during that quarter. As of September 30, 2008, $42,085,000 of the 2006 Notes remains outstanding as well as $4,500,000 of the Senior Notes. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $45,000 for the current quarter (gain of $145,000 for the nine-month period) compared to a gain of $972,000 for the same quarter the previous year (loss of $898,000 for the nine-month period) and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the $80,000,000 aggregate principal amount of Senior and Junior Notes issued in May 2007.
Write-down of third party Asset-Backed Commercial Paper amounted to nil for the current quarter ($375,000 for the nine-month period) and represents an additional provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange loss amounted to $216,000 for the current quarter (gain of $644,000 for the nine-month period), compared to a gain of $565,000 for the same quarter the previous year (gain of $1,184,000 for the nine-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains for the current nine-month period include $924,000 of gain recognized on the reclassification, during the first quarter of 2008, from deferred revenue (non-monetary liability) to accrued liability (monetary liability) of the refundable amount ($6,000,000) due to Centocor, following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™).
Other income amounted to $276,000 for the current quarter ($810,000 for the nine-month period), compared to $270,000 for the same quarter the previous year ($987,000 for the nine-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.
Related-party transactions
(in thousands of US dollars)

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2008	2007	2008	2007

Management services expense	$601	$600	$1,853	$1,700
Sub-lease revenue	$235	$227	$695	$615
Please refer to note 9 of the unaudited Consolidated Financial Statements for the nine-month period ended September 30, 2008, for details.

Quarterly results (unaudited)
(in thousands of US dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2008
Third	153	(11,095)	(0.22)
Second	47	(12,706)	(0.26)
First	227	(12,902)	(0.26)

Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)

Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Compared to the corresponding quarter the previous year, the decrease in quarterly losses is primarily due to a reduction in research and development expenses. The decrease in the 2008 second quarter net loss compared to the same quarter the previous quarter is also due to lower accretion expense on the convertible notes. The decrease in the 2007 fourth quarter net loss compared to the same quarter the previous quarter is also due to a reduction in administrative expenses, offset by lower revenues, higher accretion expense on the convertible notes and a write-down of third party Asset-Backed Commercial Paper.
Liquidity and capital resources
As at September 30, 2008, the Company had available cash, cash equivalents and marketable securities of $20,595,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities. The Company also has short-term bank indebtedness of $8,466,000, including $5,963,000 incurred in relation to the refund to Centocor. As previously discussed, during the second quarter of 2008, the Company refunded the refundable portion of the upfront payment received from Centocor in 2005. Since this obligation was secured by Asset-Backed Commercial Paper (ABCP), the market for which is currently being restructured as discussed later in this section, the Company entered into a credit facility, with the chartered bank that sold the Company the ABCP, in order to finance the repayment. Bank indebtedness bears interest at the bank’s prime rate minus 1%. This bank indebtedness is expected to be refinanced by long term bank facilities upon the successful restructuring of the ABCP discussed below.
On July 17, 2008, the Company acquired 100% of the remainder of the outstanding capital stock that it did not already own of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects and now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price, in the amount of $1,278,000, was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value of certain assets at that time.

On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares.
On November 9, 2006, the Company issued $42,085,000 aggregate principal amount of 6% convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1,000 principal amount of 2006 Notes ($19.72 per share). The 2006 Notes are convertible, at the option of the holder under certain conditions. On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1,000 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009. On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, 2016 and 2021, the holders of the 2006 Notes may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest. The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof. As at September 30, 2008, the totality of the 2006 Notes remained outstanding. The terms of the 2006 Notes require the continued listing of the Company’s shares on a recognized American Stock Exchange; failure to meet this requirement may be an event of default which may result in the convertible notes being immediately due and payable. (see subsequent event). For additional information, refer to the Annual report and Annual Information Form for the year ended December 31, 2007, as well as other publicly filed documents.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-

listing is in connection with a subsequent listing on another trading market specified in the agreement (see subsequent event), (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000,000 under the ELOC. As at September 30, 2008, the Company had not drawn any funds under the ELOC. As at September 30, 2008, $3,982,000 of funds were potentially eligible for drawdown.
As at September 30, 2008, the Company held $13,219,000 in principal value of third party ABCP, including $6,606,000 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and is expected to be completed shortly, resulting in the conversion of the ABCP into longer term financial instruments. As at September 30, 2008, the Company estimated the fair value of these ABCP at approximately $9,716,000, of which $546,000 is presented as part of Restricted Cash, as it is pledged to a bank as collateral for letters of credit issued in connection with lease agreements. In connection with its fair value estimations, the Company recorded a write-down of $1,184,000 for the year ended December 31, 2007, and an additional write-down of $375,000 during the quarter ended March 31, 2008, to recognize impairment losses related to these investments. During the current quarter, no additional write-down was recorded; although there were certain changes in factors and assumptions, the net result did not affect the fair value estimation. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows ranging from five to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets.
As at September 30, 2008, the Company’s workforce comprised 103 employees compared to 172 employees as at September 30, 2007. During the current period, the Company reduced further its research activities and associated workforce to focus on its key projects.
As at October 31, 2008, the Company had 50,043,892 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,552,856 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 59,951,864 common shares, on a fully diluted basis.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $354,957,000. As at September 30, 2008, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company received a NASDAQ Staff Deficiency Letter; failure to maintain a listing on a recognized American stock exchange may trigger a default on the convertible notes and the termination of the ELOC. The Company is actively considering various alternatives to secure additional financing. Picchio Pharma and its related parties have expressed their commitment to participate and to purchase at least 30% of the next financing. No definitive agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing or be able to remain listed on a recognized American exchange, to receive significant funds on signing collaborative research contracts or by outlicensing its products or making significant product sales.
Subsequent event
The Company received a NASDAQ Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities has been below the minimum $50,000,000 requirement for continued inclusion on The NASDAQ’s Global Market. The Company believes that the recent decline in its market value is due to the general pressure on equity markets worldwide. The Company has 30 calendar days, or until November 10, 2008, to regain compliance to which BELLUS Health will strive. If the market value of the Company’s common stock is $50,000,000 or more for a minimum of 10 consecutive business days at any time prior to November 10, 2008, NASDAQ may determine that the Company has regained compliance with the applicable listing requirements. If compliance with the Rules cannot be demonstrated by November 10, 2008, NASDAQ will provide written notification that the Company’s securities will be delisted, at which time the Company may appeal the determination to a Listing Qualifications Panel, requesting additional time to regain compliance. Pending this appeal, the common stock would continue to trade on NASDAQ. Among the alternatives the Company is considering, is the submission of a transfer application to transfer the Company’s listed securities to The NASDAQ Capital Market Tier if it cannot regain compliance with the requirements of NASDAQ’s Global Market Tier within the appeals period or any extended time granted by NASDAQ. There can be no assurance that NASDAQ will approve the Company’s transfer application. The Company’s common stock is also listed on the Toronto Stock Exchange (TSX) and such listing is not affected by the notice received from NASDAQ. The market value of the Company’s common stock has not been $50,000,000 or more for a minimum of 10 consecutive business days during the period beginning on October 10 and ending on November 10, 2008. Accordingly, the Company anticipates that it will receive written notification from NASDAQ that its securities will be delisted from its Global Tier Market, and expects to file a notice of appeal in response.
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007, are measured and presented in US dollars.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or natural health products industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Consolidated Balance Sheets
(Unaudited)
September 30, 2008 and December 31, 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	September 30,	September 30,	December 31,
2008		2008	2007
	(CDN$ —	(US$)	(US$)
	note 1)
Assets
Current assets:
Cash and cash equivalents	$21,825	$20,595	$10,963
Marketable securities	—	—	47,709
Accounts receivable and other	831	784	775
Research tax credits receivable	1,130	1,066	1,807
Prepaid expenses	1,253	1,182	1,351
Inventory	181	171	—

	25,220	23,798	62,605
Investment in asset-backed commercial paper (note 5)	9,717	9,170	—
Restricted cash (note 5)	729	688	5,464
Long-term prepaid expenses	393	371	365
Long-term investment	—	—	1
Property and equipment	3,530	3,331	3,840
Patents	6,795	6,412	6,156

	$46,384	$43,770	$78,431

Liabilities and Shareholders’ (Deficiency) Equity
Current liabilities:
Bank indebtedness (note 4)	$8,971	$8,466	$—
Accounts payable	2,347	2,215	3,676
Accrued liabilities	7,349	6,935	9,096
Deferred revenue	—	—	7,129
Deferred gain on sale of property	1,419	1,339	1,339

	20,086	18,955	21,240
Deferred gain on sale of property	15,787	14,898	15,902
Long-term accrued liabilities	1,682	1,587	1,279
Convertible notes (note 6)	39,042	36,842	35,421

	76,597	72,282	73,842

Non-controlling interest (note 3)	—	—	680
Shareholders’ (deficiency) equity:
Share capital (note 7)	290,945	274,554	273,269
Equity portion of convertible notes	10,429	9,841	9,841
Additional paid-in capital	19,492	18,394	15,397
Warrants	17,863	16,857	16,857

	338,729	319,646	315,364

Deficit	(376,147)	(354,957)	(318,254)
Accumulated other comprehensive income	7,205	6,799	6,799

	(368,942)	(348,158)	(311,455)

	(30,213)	(28,512)	3,909
Going concern (note 1)
Convertible notes (note 6)
Subsequent event (note 13)

	$46,384	$43,770	$78,431

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Operations
(Unaudited)
Periods ended September 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2008	2007	2008	2008	2007
	(CDN$ —	(US$)	(US$)	(CDN$ —	(US$)	(US$)
	note 1)			note 1)
Revenues:
Gross sales	$218	$206	$—	$218	$206	$—
Discounts, returns and cooperative promotional incentives	(56)	(53)	—	(56)	(53)	—

Net sales	162	153	—	162	153	—
Collaboration agreement (note 4)	—	—	228	217	205	913
Reimbursable costs	—	—	73	73	69	332

	162	153	301	452	427	1,245

Expenses:
Research and development	5,519	5,208	11,964	22,371	21,111	43,533
Research tax credits and grants	(280)	(264)	(434)	(1,195)	(1,128)	(1,434)

	5,239	4,944	11,530	21,176	19,983	42,099
General and administrative	3,165	2,987	2,559	9,021	8,513	9,184
Marketing and selling	1,509	1,424	—	3,665	3,459	—
Reimbursable costs	—	—	73	73	69	332
Stock-based compensation	465	439	998	2,435	2,298	2,854
Depreciation of property and equipment	232	219	269	691	652	767
Amortization and patent cost write-off	141	133	111	403	380	320

	10,751	10,146	15,540	37,464	35,354	55,556

Loss before undernoted items	(10,589)	(9,993)	(15,239)	(37,012)	(34,927)	(54,311)

Interest income	154	145	1,021	907	856	2,585
Interest and bank charges	(115)	(109)	(26)	(191)	(181)	(150)
Accretion expense (note 6)	(1,317)	(1,243)	(1,452)	(3,894)	(3,675)	(14,568)
Change in fair value of embedded derivative	48	45	972	154	145	(898)
Write-down of third party asset-backed commercial paper (note 5)	—	—	—	(397)	(375)	—
Foreign exchange gain (loss)	(229)	(216)	565	682	644	1,184
Other income	292	276	270	858	810	987
Share of loss in a company subject to significant influence	—	—	—	—	—	(327)
Non-controlling interest	—	—	—	—	—	109

	(1,167)	(1,102)	1,350	(1,881)	(1,776)	(11,078)

Net loss	$(11,756)	$(11,095)	$(13,889)	$(38,893)	$(36,703)	$(65,389)

Net loss per share:
Basic and diluted	$(0.24)	$(0.22)	$(0.29)	$(0.79)	$(0.74)	$(1.54)

Weighted average number of common shares outstanding		49,954,777	47,495,376		49,312,636	42,360,279

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended September 30, 2008 and 2007
(in thousands of US dollars)
(in accordance with Canadian GAAP)

	Three months ended		Nine months ended
	September 30,		September 30,
2008	2007	2008	2007

Net loss	$(11,095)	$(13,889)	$(36,703)	$(65,389)

Foreign exchange adjustment on change in functional currency	—	—	—	1,957

Comprehensive loss	$(11,095)	$(13,889)	$(36,703)	$(63,432)

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Shareholders’ (Deficiency) Equity
(Unaudited)
Periods ended September 30, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance, December 31, 2007	48,846,595	$273,269	$9,841	$15,397	$16,857	$(318,254)	$6,799	$3,909
Exercise of stock options:
For cash	11,500	7	—	—	—	—	—	7
Acquisition of Innodia Inc. (note 3)	1,185,797	1,278	—	680	—	—	—	1,958
Stock-based compensation (note 8)	—	—	—	2,317	—	—	—	2,317
Net loss	—	—	—	—	—	(36,703)	—	(36,703)

Balance, September 30, 2008	50,043,892	$274,554	$9,841	$18,394	$16,857	$(354,957)	$6,799	$(28,512)

Balance, December 31, 2006	38,722,022	$203,751	$8,620	$11,396	$—	$(234,240)	$8,756	$(1,717)
Adjustment to reflect change in accounting policy for financial instruments	—	—	—	—	—	(155)	—	(155)
Equity portion of convertible notes	—	—	11,152	—	—	—	—	11,152
Warrants issued in connection with May 2007 convertible note issuance	—	—	—	—	16,857	—	—	16,857
Exercise of stock options:
For cash	60,803	371	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	(224)	—	—	—	—
Issued on conversion of 6% senior convertible notes due in 2027	5,619,321	30,507	(9,682)	—	—	—	—	20,825
Issued on conversion of 5% junior convertible notes due in 2012	4,444,449	38,416	(249)	—	—	—	—	38,167
Stock-based compensation (note 8)	—	—	—	3,054	—	—	—	3,054
Change in foreign currency translation adjustment	—	—	—	—	—	—	(1,957)	(1,957)
Net loss	—	—	—	—	—	(65,389)	—	(65,389)
Share issue costs	—	—	—	—	—	(2,373)	—	(2,373)

Balance, September 30, 2007	48,846,595	$273,269	$9,841	$14,226	$16,857	$(302,157)	$6,799	$18,835

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited)
Periods ended September 30, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2008	2007	2008	2008	2007

	(CDN$-	(US$)	(US$)	(CDN$-	(US$)	(US$)
	note 1)			note 1)

Cash flows from operating activities:
Net loss	$(11,756)	$(11,095)	$(13,889)	$(38,893)	$(36,703)	$(65,389)
Adjustments for:
Depreciation, amortization and patent cost write-off	373	352	380	1,094	1,032	1,087
Unrealized foreign exchange (gain) loss	219	207	(461)	(651)	(614)	(3,630)
Stock-based compensation	465	439	998	2,435	2,298	2,854
Share of loss in a company subject to significant influence	—	—	—	—	—	327
Non-controlling interest	—	—	—	—	—	(109)
Accretion expense	1,317	1,243	1,452	3,894	3,675	14,568
Change in fair value of embedded derivatives	(48)	(45)	(972)	(154)	(145)	898
Write-down of third party asset- backed commercial paper	—	—	—	397	375	—
Amortization of gain on sale of property	(355)	(335)	(335)	(1,064)	(1,004)	(962)
Changes in operating assets and liabilities:
Accounts receivable and other	(176)	(166)	357	72	68	444
Research tax credits receivable	2,134	2,014	(414)	1,200	1,132	(1,864)
Prepaid expenses	595	561	626	179	169	670
Inventory	(181)	(171)	—	(181)	(171)	—
Long-term prepaid expenses	2	2	121	(6)	(6)	325
Deferred revenue	—	—	(228)	(6,576)	(6,205)	(913)
Accounts payable and accrued liabilities	(1,663)	(1,570)	(2,723)	(7,410)	(6,993)	(4,063)

	(9,074)	(8,564)	(15,088)	(45,664)	(43,092)	(55,757)

Cash flows from financing activities:
Bank indebtedness	466	440	—	6,798	6,415	—
Proceeds from issue of share capital	6	6	—	8	7	371
Proceeds from convertible notes	—	—	—	—	—	74,279

	472	446	—	6,806	6,422	74,650

Cash flows from investing activities:
Additions to property and equipment	(67)	(63)	(168)	(208)	(196)	(563)
Additions to patents	(305)	(288)	(85)	(910)	(859)	(725)
Proceeds from (purchase of) marketable securities	—	—	(20,720)	50,557	47,709	16,863
Restricted cash	—	—	—	(155)	(146)	—
Innodia acquisition costs, net of cash acquired	(247)	(233)	—	(247)	(233)	—

	(619)	(584)	(20,973)	49,037	46,275	15,575

Net increase (decrease) in cash and cash equivalents	(9,221)	(8,702)	(36,061)	10,179	9,605	34,468
Cash and cash equivalents, beginning of period	30,856	29,118	85,457	11,617	10,963	12,158
Effect of unrealized foreign exchange on cash and cash equivalents	190	179	521	29	27	3,291

Cash and cash equivalents, end of period	$21,825	$20,595	$49,917	$21,825	$20,595	$49,917

Supplemental disclosures to cash flow statements (note 10)
See accompanying notes to unaudited consolidated financial statements.

Notes to Consolidated Financial Statements
(Unaudited)
Periods ended September 30, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

1.	Basis of presentation:

The shareholders of Neurochem Inc. approved the change of its name to BELLUS Health Inc., at the annual and special shareholders meeting on April 15, 2008.

The consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries (BELLUS Health or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited consolidated balance sheet as at September 30, 2008, the unaudited consolidated statements of operations, comprehensive loss, cash flows and shareholders’ (deficiency) equity for the periods ended September 30, 2008 and 2007, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2007.

To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.

The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $354,957. As at September 30, 2008, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company is actively considering various alternatives to secure additional financing. The Company received a NASDAQ Staff Deficiency letter (refer to note 13): failure to maintain a listing on a recognized American Stock Exchange may trigger a default on the Convertible Notes (refer to note 6) and the termination of the equity line of credit agreement (refer to note 7 (d)). No definitive agreements have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009.

1.	Basis of presentation (continued):

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company not be successful in its effort to obtain additional financing or be able to remain listed on a recognized American exchange, to receive significant funds on signing collaborative research contracts or by outlicensing its products or making significant product sales and therefore the going concern assumption was not appropriate.

Change in functional and reporting currency:

Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars.

The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as at June 30, 2007 were translated into US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007 are measured and presented in US dollars.

Translation of convenience:

The Company’s functional currency is the US dollar. The Company also presents the consolidated financial statements as at and for the period ended September 30, 2008, in Canadian dollars, using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Federal Reserve Bank of New York as at September 30, 2008, which was 1.0597 Canadian dollar per US dollar. The supplementary information in Canadian dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such US dollar amounts actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.
2.	Changes in accounting policies:

The interim consolidated financial statements follow the same accounting policies and methods of their application as described in notes 3 and 4 of the annual consolidated financial statements for the year ended December 31, 2007, except as described below.
(a)	Revenue recognition:

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, the product has been delivered, there are no future performance obligations, the selling price is fixed and determinable, and collection is reasonably assured.

2.	Changes in accounting policies (continued):
(b)	New accounting policies adopted:

On January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results of the Company. See note 12.

Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and did not impact the financial results of the Company. See note 11.

(c)	Future accounting changes:

Goodwill and intangible assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not expect this standard to have a significant effect on its financial statements.

International Financial Reporting Standards:

In 2005, the Accounting Standards Board of Canada announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). In February 2008, the CICA confirmed the change over date from current Canadian GAAP to IFRS to be January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which will be assessed and addressed at a future date.
3.	Acquisition of Innodia Inc.:

On July 17, 2008, the Company acquired 100% of the remainder of the outstanding capital stock that it did not already own of Innodia Inc. (Innodia), a private development stage company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. The Company now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value of the Innodia Asset-Backed Commercial Paper acquired at that time.

The transaction has been accounted for as an acquisition of assets, and the results of Innodia have been consolidated with the accounts of the Company since the date of the acquisition.

3.	Acquisition of Innodia Inc. (continued):

The following purchase price allocation is based on Management’s best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed.

Purchase price allocation:
Cash	$54
Accounts receivable and other	90
Research tax credits receivable	427
Investment in asset-backed commercial paper	4,949

Total assets acquired	5,520

Bank indebtedness	(2,042)
Accounts payable and accrued liabilities	(1,778)
Long-term liabilities	(135)

Total liabilities assumed	(3,955)

Net assets acquired	$1,565

Purchase price:
1,185,797 common shares issued	$1,278
Transaction costs	287

$1,565

Refer to note 5 for investment in Asset-Backed Commercial Paper.

Concurrent with the acquisition, Innodia Holdings, a variable interest entity of the Company, repurchased for cancellation its outstanding shares (the non-controlling interest) held by companies affiliated with one of the Company’s shareholders for a nominal consideration. As a result of this transaction, the Company now holds all of the outstanding shares in Innodia Holdings. As the transaction was between related parties, the settlement of the non-controlling interest was credited to additional paid-in capital.
4.	Collaboration agreement:

The Company recognized nil and $205 of revenue for the three-month and nine-month periods ended September 30, 2008, under the agreement with Centocor Inc. (Centocor) (2007 — $228 and $913), representing the amortization of the non-refundable upfront payment for the period from signing the agreement on December 21, 2004, over the remaining estimated service period.

On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTAtm) from Centocor. During the second quarter of 2008, the refundable portion ($6,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor. Since this obligation was secured by Asset-Backed Commercial Paper (ABCP), the market for which is currently being restructured, the Company entered into a credit facility, with the chartered bank that sold the ABCP to the Company, in order to finance the repayment. The bank indebtedness bears interest at the bank’s prime rate minus 1%. This bank indebtedness is expected to be refinanced by long-term bank facilities upon the successful restructuring of the ABCP as discussed in note 5.

5.	Investment in Asset-Backed Commercial Paper:

As at September 30, 2008, the Company held a $13,219 principal amount of third party ABCP, including $6,606 of third party ABCP obtained as a result of the acquisition of Innodia. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for this ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and is expected to be completed shortly, resulting in the conversion of the ABCP into longer term financial instruments. As at September 30, 2008, the Company estimated the fair value of the ABCP at approximately $9,716 of which $546 is presented as part of restricted cash, as it as pledged to a bank as collateral for letters of credit issued in connection with lease agreements. In connection with its fair value estimations, the Company recorded a write-down of $1,184 for the year ended December 31, 2007, and an additional write-down of $375 during the quarter ended March 31, 2008, to recognize impairment losses related to these investments. During the current quarter, no additional write-down was recorded, although there were certain changes in factors and assumptions, the net result did not affect the fair value estimation. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from five to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets.

6.	Convertible notes:

Convertible notes consist of the following:

	September 30,	December 31,
	2008	2007

6% Senior convertible notes due in 2026 (2006 Notes) (a)	$34,961	$33,618
6% Senior convertible notes due in 2027 (2007 Notes) (b)	3,061	2,825
Derivative-related asset (b)	(1,180)	(1,022)

	$36,842	$35,421

The terms of the 2006 Notes require the continued listing of the Company’s shares on a recognized American exchange (see note 13). The delisting from a recognized American stock exchange could trigger an event of default under the notes agreements, which would then become repayable at face value of $46,585.

For terms and conditions of the Convertible Notes, refer to the Company’s 2007 annual consolidated financial statements and other publicly filed documents on SEDAR and EDGAR.
(a)	Changes in the 2006 Notes for the nine-month period ended September 30, 2008 were as follows:

Balance, December 31, 2007	$33,618
Accretion expense	3,237
Interest paid/payable	(1,894)

Balance, September 30, 2008	$34,961

The 2006 Notes are convertible into common shares based on an initial conversion price of $19.72 per share. Between October 15, 2009 and November 15, 2009, the conversion price may be adjusted to the average closing sales price of the common shares during the 20 trading days preceding and including October 15, 2009.
(b)	Changes in the 2007 Notes and derivative-related asset for the nine-month period ended September 30, 2008, were as follows:

	2007	Derivative-
	Notes	related asset

Balance as at December 31, 2007	$2,825	$(1,022)
Accretion expense	438	—
Interest paid/payable	(202)	—
Change in fair value	—	(158)

Balance as at September 30, 2008	$3,061	$(1,180)

7.	Share capital:
(a)	Stock option plan:

Changes in outstanding options issued under the Stock Option Plan for the year ended December 31, 2007, and for the nine-month period ended September 30, 2008, were as follows:

		Weighted
		average
	Number	exercise price

		(CDN$)

Options outstanding, December 31, 2006	2,577,496	$17.17

Granted	336,333	11.20
Exercised	(60,803)	7.12
Cancelled or expired	(36,293)	11.72

Options outstanding, December 31, 2007	2,816,733	16.75

Granted	2,921,600	1.52
Exercised	(11,500)	0.65
Cancelled or expired	(1,173,977)	20.58

Options outstanding, September 30, 2008	4,552,856	$6.03

(b)	Loss per share:

Diluted loss per share was not presented as the effect of options, convertible notes and warrants would be anti-dilative. All outstanding options, convertible notes and warrants could potentially be dilutive in the future. Included in weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 7 (c).

(c)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets, was approved by regulatory authorities and shareholders in 2005. During the nine-month periods ended September 30, 2008 and 2007, the Company did not record stock-based compensation in relation to common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. As at September 30, 2008, stock-based compensation expense in relation to 140,000 of the total 220,000 common shares has been previously recorded. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

7.	Share capital (continued):
(d)	Equity line of credit:

In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000 or 12.5% of the volume-weighted average price (VWAP) calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the VWAP per share is $6 or higher, and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC facility shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement (see note 13), (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000 under the ELOC facility. As at September 30, 2008, the Company had not drawn any funds under the ELOC facility. As at September 30, 2008, $3,982 of funds were potentially eligible for drawdown.

(e)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited multiplied by the market value of common shares on the date a notice of redemption is filed.

During the nine-month period ended September 30, 2008, the Company granted 23,188 DSUs (2007 — 26,567), having a weighted average fair value per unit of CDN$2.07 (2007 — CDN$11.26). For DSUs, compensation cost is measured based on the market price of the Company’s shares from the effective date of grant through to the settlement date. Any changes in the market value of the Company’s shares through to the settlement date results in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At September 30, 2008, the Company had a liability of $42 with respect to issued DSUs.

(f)	Warrants:

In connection with the 2007 Notes, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012 at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances.

8.	Stock-based compensation:

For the three-month and nine-month periods ended September 30, 2008, the Company recorded total stock-based compensation (excluding compensation under the DSU plan) of $457 and $2,317 (2007 - $1,097 and $3,054, respectively), related to stock options granted under the Stock Option Plan after July 1, 2002.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the nine-month periods ended September 30, 2008 and 2007 were as follows:

	2008	2007

Risk-free interest rate	3.28%	4.10%
Expected volatility	76%	58%
Expected life in years	7	7
Expected dividend yield	nil	nil

The following table summarizes the weighted average grant-date fair value per share for options granted during the nine-month periods ended September 30, 2008 and 2007:

	Number of options	Weighted average grant-date fair value

		(CDN$)

Nine-month period ended:
September 30, 2008	2,921,600	$1.10
September 30, 2007	236,333	8.85

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
9.	Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International Inc., the Company recorded a management fee of $601 and $1,853 for the three-month and nine-month periods ended September 30, 2008 (2007 - $600 and $1,700, respectively).

In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 7 (c).

(b)	In 2005, the Company entered into a lease agreement for a three-year period ended April 2008 with a company in which certain shareholders of the Company have an equity interest. During 2007, the lease agreement was extended to April 2011. For the three-month and nine-month periods ended September 30, 2008, sub-lease revenue under the agreement amounted to $235 and $695 (2007 — $227 and $615, respectively). The Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease.
These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	September 30,	December 31,
	2008	2007

Cash balances with banks	$1,536	$1,925
Short-term investments (yielding interest between 0.6% to 3.07% (December 31, 2007: 4.18% to 4.75%)	19,059	9,038

	$20,595	$10,963

(b)	Interest and income taxes:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash paid in the period for:
Interest	$75	$390	$1,473	$1,950
Income tax	—	—	—	—

(c)	Non-cash transactions:

	September 30,	December 31,
	2008	2007

Additions to property and equipment and patents included in accounts payable and accrued liabilities at period-end	$128	$404

11.	Financial instruments:

On January 1, 2008, the Company adopted the requirements of the CICA Handbook Section 3862, Financial Instruments Disclosures, and Handbook Section 3863, Financial Instruments — Presentation. These Handbook Sections require disclosures to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of an entity’s exposure to risks arising from financial instruments, including how the entity manages those risks.
(a)	Financial instruments — carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments. Refer to note 5 for investment in ABCP and restricted cash. The carrying value of the financial liabilities included in long-term accrued liabilities also approximates fair value. The fair value of convertible notes is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for instruments with similar terms and maturity. As at September 30, 2008, the fair values of the convertible notes were as follows:

	September 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Convertible notes	36,842	21,955	35,421	21,182

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities, restricted cash and investment in ABCP. The Company invests cash with major North American and European financial institutions. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Marketable securities are comprised of fixed income instruments with a high credit rating (not less than A-1) as rated by Standard and Poor’s.

As at September 30, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Refer to note 5 for credit risk related to investment in ABCP and restricted cash.

11.	Financial instruments (continued):
(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, as outlined in note 12. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The following are the contractual maturities of financial liabilities as of September 30, 2008:

	Carrying	Contractual	Less than	1 to 3	Greater than
	amount	cash flows	1 year	years	3 years

Bank indebtedness	$8,466	$(8,466)	$(8,466)	$—	$—
Accounts payable and accrued liabilities	9,150	(9,150)	(9,150)	—	—
Financial liabilities included in long-term liabilities	200	(200)	—	(39)	(161)
Convertible notes	36,842	(55,237)	(2,795)	(5,590)	(46,852)

	$54,658	$(73,053)	$(20,411)	$(5,629)	$(47,013)

(d)	Foreign currency risk management:

A portion of the Company’s expenses are denominated in currencies other than the US dollar, primarily in Canadian dollars. This results in financial risk due to fluctuations in the value of the US dollar relative to these currencies. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at September 30, 2008:

	September 30,
(in US dollars)	2008

	$CDN	CHF	EURO	SEK	GBP

Cash and cash equivalents	7,745	18	63	—	—
Accounts receivable and other	648	34	73	—	—
Research tax credit receivable	1,066	—	—	—	—
Investment in asset-backed commercial paper	4,678	—	—	—	—
Restricted cash	688	—	—	—	—
Bank indebtedness	(2,503)	—	—	—	—
Accounts payable and accrued liabilities	(5,570)	(389)	(646)	(260)	(112)
Long-term liabilities	(1,468)	—	(119)	—	—

	5,284	(337)	(629)	(260)	(112)

11.	Financial instruments (continued):
(d)	Foreign currency risk management (continued):

The following exchange rates applied during the nine-month period ended September 30, 2008:

		Reporting
	Average rate	date rate

	(9 months)
$CDN per $US	1.0184	1.0597
CHF per $US	1.0578	1.1189
EURO per $US	0.6580	0.7102
SEK per $US	6.1925	6.9459
GBP per $US	0.5142	0.5617

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a five percent strengthening of the US dollar would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$CDN	CHF	EURO	SEK	GBP

(Increase) decrease in net loss	(264)	17	31	13	6

An assumed five percent weakening of the US dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable securities	Short-term fixed interest rate
Restricted cash	Short-term fixed interest rate
Bank indebtedness	Short-term variable interest rate
Convertible notes	Fixed interest rate
The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and marketable securities is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of operations represents interest income on available-for-sale financial assets.

12.	Capital disclosures:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its technologies and product candidates, to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements and issuance of convertible notes. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from the collaboration agreements.

The Company defines capital to include total shareholders’ equity (excluding accumulated other comprehensive income) and convertible notes.

At September 30, 2008, the Company has convertible notes in the amount of $36,842. The Company had an equity line of credit of up to $60,000 for its financing needs. As at September 30, 2008, this equity line of credit had not been used. As at September 30, 2008, $3,982 of funds were potentially eligible for drawdown.

The capital management objectives remain the same as for the previous fiscal year.

As at September 30, 2008, cash, cash equivalents and marketable securities amounted to $20,595 and accounts receivable and other and research tax credits receivable amounted to $1,850, for a total of $22,445. The Company will require additional financing in the next twelve months to fund its operations. See note 1.

The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed however the Convertible Notes and the availability of funds under the ELOC require the continued listing of the Company’s shares on a recognized American exchange. See note 13.
13.	Subsequent event:

The Company received a NASDAQ Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities was below the minimum $50,000 requirement for continued inclusion on The NASDAQ’s Global Market. The Company has 30 calendar days, or until November 10, 2008, to regain compliance to which BELLUS Health will strive. If the market value of the Company’s common stock is $50,000 or more for a minimum of 10 consecutive business days at any time prior to November 10, 2008, NASDAQ may determine that the Company has regained compliance with the applicable listing requirements. If compliance with the Rules cannot be demonstrated by November 10, 2008, NASDAQ will provide written notification that the Company’s securities will be delisted, at which time the Company may appeal the determination to a Listing Qualifications Panel, requesting additional time to regain compliance. Pending this appeal, the common stock would continue to trade on NASDAQ. Among the alternatives the Company is considering, is the submission of a transfer application to transfer the Company’s listed securities to The NASDAQ Capital Market Tier if it cannot regain compliance with the requirements of NASDAQ’s Global Market Tier within the appeals period or any extended time granted by NASDAQ. There can be no assurance that NASDAQ will approve the Company’s transfer application. The Company’s common stock is also listed on the Toronto Stock Exchange (TSX) and such listing is not affected by the notice received from NASDAQ. The market value of the Company’s common stock has not been $50,000 or more for a minimum of 10 consecutive business days during the period beginning on October 10 and ending on November 10, 2008. Accordingly, the Company anticipates that it will receive a written notification from NASDAQ that its securities will be delisted from its Global Market Tier, and expects to file a notice of appeal in response.

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Certain statements contained in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include, but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, changes to the competitive environment, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this document. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Report, the Annual Information Form, as well as registration statements and other public filings of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.